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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                  SCHEDULE TO
                                (RULE 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                            ----------------------

                                PROXICOM, INC.
                      (Name of Subject Company (Issuer))

                           PUTTER ACQUISITION CORP.
                          DIMENSION DATA HOLDINGS PLC
                     (Names of Filing Persons (Offerors))

                            ----------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                            ----------------------

                                   744282104
                     (CUSIP Number of Class of Securities)

                            ----------------------

                                Patrick Quarmby
                          Dimension Data Holdings plc
                       Group Corporate Finance Director
                            Oval 1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                 South Africa
                         Telephone: 011-27-11-709-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                            ----------------------

                                  Copies to:
                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000

                            ----------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]

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

                          [DIMENSION DATA LETTERHEAD]


May 6, 2001



Mr. Raul J. Fernandez
Chairman of the Board
and Chief Executive Officer
Proxicom, Inc.
11600 Sunrise Valley Drive
Reston, Virginia  20191

Dear Raul

As I am sure you can understand, we were extremely surprised when Proxicom announced its merger agreement with Compaq Computer Corporation. In light of our discussions in Washington, D.C. as recently as April 25th with respect to our proposed acquisition of Proxicom, we were disappointed that you did not give Dimension Data the opportunity to make a superior offer before proceeding with the transaction with Compaq.

We continue to believe that a Dimension Data-Proxicom combination makes compelling business sense and provides a unique opportunity for your shareholders to realize maximum value for their shares. Such a combination would also be in the long-term interest of your employees who will have an opportunity to play a central role in the establishment of a new category of systems integrator. We are extremely impressed with the business you and your management team have developed and excited about the manner in which it complements our businesses. We believe that there are clear and convincing advantages to both Proxicom and Dimension Data as the combination of our two companies pairs one of the most respected e-business integrators with a unique global infrastructure services company, resulting in a differentiated merger that will be exciting to management, shareholders and especially employees. In addition, a business combination between Proxicom and Dimension Data would benefit both Proxicom's and Dimension Data's customers. Due to the independence of the companies, we will be retaining the ability to offer customers the best solution, a principle that has always been a foundation of Proxicom's success.

Therefore, we are offering to acquire all of Proxicom's outstanding common stock at a price of $7.50 per share in cash. This offer represents a 30% premium over the proposed Compaq transaction. The transaction would be structured as a tender offer to all of your shareholders followed by a back-end merger at $7.50 per share in cash.

Our Board has fully authorized this proposal, and we are prepared to execute the form of Agreement and Plan of Merger attached hereto, which is substantially identical to the agreement you have executed with Compaq. We will require support agreements from you and the General Atlantic Partners entities which are identical to those executed with Compaq. As is the case in the Compaq transaction, we also will require that retention agreements be entered into with the nine key executives of Proxicom, including you, and that you separately enter into an arrangement locking up a portion of your proceeds from the transaction. We have attached forms of these documents which reflect our discussions on these matters just prior to the announcement of the Compaq transaction and, therefore, we believe that we can execute these agreements expeditiously as well. Our proposal is not subject to any financing contingency. Our proposal is only subject to customary conditions, including the execution of definitive agreements.

As you know, it is necessary to make our superior proposal in this manner because of the "no shop" provisions of your merger agreement with Compaq. However, we would prefer to work together with you and your Board of Directors in completing a negotiated transaction. To that end, we are prepared to commit all necessary resources to work with you in promptly completing a transaction. We and our advisors are ready to meet with you and your advisors to discuss all aspects of our offer, and to answer any questions you or they may have about our offer.

Our objective is to promptly conclude a transaction that is enthusiastically supported by you and your Board of Directors, shareholders and employees. We look forward to hearing from you.


Yours sincerely,

/s/ Jeremy Ord
Jeremy J. Ord
---------------------------
Executive Chairman
Dimension Data Holdings plc



Attachments

cc: The Board of Directors of Proxicom, Inc.

PRESS RELEASE
Monday, 7  May, 2001

                DIMENSION DATA MAKES COUNTER OFFER FOR PROXICOM

London, May 7, 2001 - Dimension Data Holdings plc today announced that it had tabled a competing offer to acquire all the shares of Proxicom, Inc. at $7.50 per share, a 30% premium to the offer made by Compaq Computer Corporation on 26 April 2001. The offer values Proxicom equity at $ 448 million or a transaction value of $ 376 million taking into account cash on the balance sheet of $72 million.

Dimension Data has conducted a thorough analysis of the US e-business industry and a detailed due diligence review of Proxicom. Dimension Data believes that Proxicom is an ideal fit to enhance its e-business integration model, which combines the integration skills of both network infrastructure and application software. The successful acquisition and integration of Proxicom would place Dimension Data in a leading position to address the emerging requirement for integrated networking and software solutions.

The acquisition would:
 . enhance Dimension Data's networking and managed services offering with e-
  business strategy, consulting, integration and strong technical skills, . provide strong expertise in key vertical industries, . strengthen the group's global scale and reach, . accelerate the visibility of the Dimension Data brand, particularly in the US market,
 . enable Dimension Data to gain size and scale and enhance its competitive position in a rapidly consolidating environment, and . enhance the Group's ability to attract and retain the best skills in the industry through the establishment of a new category systems integration company with a strong US presence.

In accordance with the Compaq merger agreement, Proxicom notified Compaq of its receipt of the Dimension Data proposal, and the Proxicom Board of Directors authorized the company's management and advisors to enter into negotiations with Dimension Data. Under the terms of the Compaq merger agreement, should Proxicom determine that the Dimension Data offer is a superior proposal and determine to enter into a definitive transaction agreement with Dimension Data, Proxicom must notify Compaq and Compaq would have three business days to determine whether to match Dimension Data's offer. There can be no assurance as to the outcome of this process.

Dimension Data is being advised by Merrill Lynch & Co. and Deutsche Bank in this transaction.

Dimension Data Contacts:
Dirk Ackerman, Global MD i-Commerce
Tel: 2711 709-1368

Richard Came, Group Strategy & Marketing Director
Tel: 2711 709-1010
Patrick Quarmby, Group Corporate Finance Director
Tel: 2711 709-1803
Malcolm Rutherford, Group Finance Director
Tel: 2711 709-1007
Karen Cramer, Investor Relations
Tel: (44) 0793 2020 296
Rob Taylor, Group MD i-Commerce
Tel: 2711 709-1004

Note to editors:

Dimension Data Holdings plc is a leading global network services and i-Commerce solutions provider, focused on enabling enterprises, telecommunications service providers and new economy companies to communicate and transact effectively in an e-enabled environment.

Listed on the London Stock Exchange, Dimension Data is a constituent of the FTSE 100 index. The Group operates in over 30 countries on six continents. It has achieved a three-year compound annual growth rate in US dollars of 73% in revenue and 36% in basic earnings per share. For more information, please go to www.didata.com.

Proxicom, Inc. is a leading e-business consulting and development company that delivers innovative Internet and multi-channel solutions for Global 1000 companies and other global, forward-thinking businesses. The company's 1,000 strategy, creative and technology professionals provide specialized e-business development expertise for the following global practices: Automotive and Manufacturing, Communications and High Tech, Consumer Goods and Retail, Energy, Financial Services, Media and Entertainment and Service Industries. Founded in 1991, Proxicom has developed and built e-businesses for such blue-chip companies as America Online, General Electric, General Motors, Merrill Lynch, Marriott International, NBC, and Toyota Motor Sales, USA, among many others. With its headquarters in Reston, Va., Proxicom has offices in Boston, Chicago, Houston, London, Los Angeles, Munich, New York, Paris, Rome, San Francisco, and Sausalito, Calif. For more information, please visit www.Proxicom.com.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. DIMENSION DATA HOLDINGS PLC HAS NOT YET COMMENCED ANY TENDER OFFER BASED ON THE PROPOSAL DESCRIBED HEREIN. ANY TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH TENDER OFFER STATEMENT WOULD BE FILED BY DIMENSION DATA HOLDINGS PLC WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. ANY SUCH TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO DIMENSION DATA HOLDINGS PLC AT 011-44-0793-2020-296.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON DIMENSION DATA HOLDINGS PLC'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE,

THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING THE E-BUSINESS INTEGRATION INDUSTRY, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. DIMENSION DATA HOLDINGS PLC UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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